Exhibit 21.1 Subsidiaries of SEALSQ Corp

The following is a list of companies that will form part of the SEAL group on the date that the spin-off will be effective:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership	Nature of business
SEALSQ Corp	British Virgin Islands	2022	USD 300,000	n/a	Investment and Holding Company
WISeKey Semiconductors SAS	France	2010	EUR1,298,162	100.0%	Chip manufacturing, sales & distribution
WISeKey IoT Japan KK	Japan	2017	JPY 1,000,000	100.0%	Sales & distribution
WISeKey IoT Taiwan	Taiwan	2017	TWD 100,000	100.0%	Sales & distribution

The following diagram sets out the group structure on the date that the spin-off will be effective: